RECEIVED

2007 MAY -2 A 6:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

07023111

Date	February 26, 2007
Direct phone	+31 23 546 36 00
Direct fax	+31 23 546 39 12
E-mail	m.damad.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed the following press release, dated:

February 23, 2007 – Brian West Named Chief Financial Officer Of The Nielsen Company

With kind regards,
VNU bv

Marianne Damad

PROCESSED

MAY 0 3 2007

THOMSON FINANCIAL

From February 8, 2007 VNU has changed its name into The Nielsen Company.

VNU Group B.V.
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

1.1.001 02.99

The Nielsen Company
770 Broadway
New York, NY 10003
www.nielsen.com

News Release

CONTACT:
Jack Loftus: 646-654-8360

BRIAN J. WEST NAMED CHIEF FINANCIAL OFFICER OF THE NIELSEN COMPANY

New York and Haarlem, the Netherlands, February 23, 2007 – Brian J. West, most recently Chief Financial Officer – GE Aviation, Infrastructure, has been appointed Chief Financial Officer of The Nielsen Company. The announcement was made today by David L. Calhoun, Chairman and Chief Executive Officer of Nielsen, to whom West will report.

West joins Nielsen, formerly VNU, after more than 16 years in senior financial management positions within the global GE organization.

West succeeds Rob Ruijter who will return to the Netherlands after leading the company through some of the most extraordinary transitions in its history. He will remain with The Nielsen Company as Executive Advisor to the Supervisory Board and a member of the Executive Board. Ruijter will focus on the company's compliance with U.S. securities laws, and will continue to help the company establish its restructured presence in The Netherlands.

"Brian joins Nielsen at a time of significant opportunity and challenge as we transition into a single, integrated company with consolidated global business services and functions that will benefit our clients," said Calhoun. "Brian's leadership and drive are outstanding, and I know he is up to the challenge of building a world-class finance organization for our company."

West is a veteran of the GE financial management program where he has received accolades throughout his career.

Having interned at GE while in college, West was recruited into GE Plastics as part of the Financial Management Program (FMP). Upon graduating from the FMP program, he was asked to relocate to Antwerp, Belgium, to help establish GE's first shared services operations in Europe.

West then served in a number of finance roles with increasing responsibility in the company, including CFO of NBC's TV Stations Division, CFO of GE Engine Services, and most recently, CFO for GE Aviation, a $12 billion global business.

West received his MBA from Columbia University. He is a 1991 graduate from Siena College, Magna Cum Laude, with a degree in Finance.

About The Nielsen Company
The Nielsen Company is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen) media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Adweek), trade shows and the newspaper sector (Scarborough Research). The privately held company has more than 42,000 employees and is active in more than 100 countries with headquarters in Haarlem, The Netherlands, and New York, USA. For more information about the company, please visit http://www.nielsen.com.

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